(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: April 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Flow International Corporation

Full Name of Registrant

Former Name if Applicable

23500 - 64th Avenue South

Address of Principal Executive Office (Street and Number)

Kent, Washington 98032

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Filing Delay

The Company is required to comply with Section 404 of Sarbanes – Oxley Act for the first time this year and also became an accelerated filer. In response to these new requirements we have added resources to our finance organization, but the new staff has needed time to become familiar with the Company’s business. We have not been able to complete without unreasonable effort or expense our Form 10-K for the year ended April 30, 2006. As a result, we need additional time to complete the filing of our Form 10-K. We know of no issues that would keep us from filing and expect to file our Form 10-K within the fifteen day extension period allowed by Rule 12b-25.

Disclosure Controls and Procedures and Management’s Report on Internal Control Over Financial Reporting

While management has not yet fully completed its assessment of the Company’s internal control over financial reporting, management has concluded, as of the date of this filing, that material weaknesses existed at April 30, 2006, its most recent fiscal year end.

A material weakness is a significant deficiency (as defined in PCAOB Auditing Standard No. 2), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Specifically, the material weaknesses identified were:

•	We did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of our operations and transactions. As a result, we did not consistently maintain effective controls to ensure there was adequate (i) analysis, documentation, reconciliation and review of accounting records, and supporting data, and (ii) monitoring and oversight of the work performed by accounting and financial reporting personnel to ensure the accuracy and completeness of the consolidated financial statements in accordance with generally accepted accounting principles. This material weakness resulted in errors and the restatement of our interim consolidated financial statements for each of the first two quarters of 2006 relating to income taxes and minority interest and contributed to the additional material weaknesses described below. Due to the (1) significance of the financial closing process to the preparation of reliable financial statements, (2) the significance of the identified misstatements and the potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

•	We did not maintain effective controls to ensure appropriate segregation of duties in certain locations as the same employees were responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

•	The following control deficiencies in the aggregate constitute a material weakness in internal control related to revenue recognition:

a.  a higher than acceptable failure rate in the operating effectiveness of revenue controls designed to ensure appropriate cut-off surrounding revenue and deferred revenue, which resulted in financial statement errors which have been corrected; and

b.  controls were ineffective and were not properly designed surrounding the approval process for pricing which resulted in financial statement errors which have been corrected;

•	The following control deficiencies related to stock compensation accounting and financial statement disclosure in the aggregate constitute a material weakness:

a.  controls were ineffective and were not properly designed to ensure proper accounting for stock compensation which resulted in financial statement errors which have been corrected; and

b.  controls were ineffective and were not properly designed to ensure proper disclosure of pro forma stock-based employee compensation expense which resulted in errors in financial statement disclosures.

•	Controls were ineffective and were not properly designed to ensure proper accounting and disclosure of deferred taxes which resulted in errors in the financial statements and disclosures which have been corrected.

Because of the material weaknesses described above, management expects it will conclude that as of its most recent year end, the Company’s internal control over financial reporting was not effective, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also, as a result of the existence of the material weakness, the Company’s management believes that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of year end. Because management’s required assessment of internal control over financial reporting is not complete, it is possible that the Company will identify other control deficiencies, and there can be no assurance that such control deficiencies would not, individually or in the aggregate, constitute an additional material weakness.

In addition, as a result of the material weaknesses already identified, our disclosure controls and procedures were not effective. Additional review, evaluation and oversight were undertaken on the part of management in order to ensure our consolidated financial statements were prepared in accordance with generally accepted accounting principles.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John Leness (Name)	(253) (Area Code)	850-3500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Flow International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 17, 2006	By:	/s/ John S. Leness
	Name	John S. Leness
	Title	General Counsel and Secretary

Attachment to Form 12b-25

dated

July 17, 2006

Flow International Corporation

The following supplements item 3 of Part IV of the Flow International Corporation Form 12b-25 dated July 17, 2006:

The Company reported preliminary results for the quarter and year ended April 30, 2006 which were significantly improved from the prior year. A copy of the press release announcing those results may be found as Exhibit 99.1 to the Company’s Form 8-K dated July 17, 2006.